[SP letterhead]
September 21, 2007
Tim Buchmiller
Senior Attorney
Division of Corporation Finance
U.S. Securities Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Schering-Plough Corporation Definitive Proxy Statement filed April 20, 2007
Dear Mr. Buchmiller:
          Your letter dated August 21, 2007 to Fred Hassan, Chief Executive Officer, regarding your limited review of Schering-Plough Corporation’s executive compensation and related disclosure in its definitive proxy statement was referred to me. I am Senior Counsel and Deputy Secretary in the Office of the Corporate Secretary, which is responsible for compliance with the federal securities laws. Set below are each of the comments included in your letter and Schering-Plough’s response.
Compensation Discussion and Analysis, page 24
1.	Please expand your Compensation Discussion and Analysis to include a more specific discussion and analysis of how the applicable elements of your compensation packages are structured and implemented to reflect your named executive officer’s individual performance. Please disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. Please also expand your discussion and analysis of the factors the committee considered in establishing personal objectives for Mr. Hassan. Refer to Item 402(b)(2)(vii) of Regulation S-K.
     Currently, this information is interwoven throughout our discussion of the compensation elements, in the Executive Summary section of the Compensation Discussion & Analysis and the Compensation Committee Report. For example, in the Compensation Committee Report on page 36, we disclose that the

Compensation Committee determined that the CEO’s performance exceeded expectations and list significant achievements. The desire to retain Mr. Hassan, and the attempts of others to recruit him, are also discussed in that section, and were factors considered by the Compensation Committee in designing his compensation. Next year, we will reorganize our discussion to include a chart showing each element of compensation and indicating whether individual performance is considered in setting levels on determining payouts.
     As is discussed in the Compensation Committee Report and in the section titled “History Information About Management and Compensation,” our NEOs, led by Mr. Hassan and working together with their colleagues who together comprise the Executive Management Team, have driven a turnaround and made substantial progress on building long-term shareholder value under the Strategic Action Agenda. These group accomplishments, relative to specific performance metrics, were the significant accomplishment considered by the Compensation Committee in assessing decisions about 2006 compensations. We did not believe additional individual performance (beyond the group contributions that are disclosed) were material to a reader’s understanding of factors influencing compensation disclosures. However, we would be happy to discuss with the staff their views should they believe otherwise.
     Next year, we will clearly articulate in the Compensation Discussion and Analysis that in making each compensation decision, the Compensation Committee of the Board applies its collective judgment to choose the alternative that it believes is most likely to have a long-term positive impact on Schering-Plough.
Compensation Discussion and Analysis, page 24
2.	Please expand your disclosure to clarify how the amounts paid under each element affect decisions regarding the amounts paid or awarded under the other elements of your compensation program. The Compensation Discussion and Analysis should explain and place in context how and why determinations with respect to one element may or may not have influenced the Compensation Committee’s decisions with respect to other allocated or contemplated awards. See Item 402(b)(l)(vi) of Regulation S-K.
          The performance goal for each performance-based element of compensation paid out in 2006 or determined with reference to 2006 performance are disclosed. For 2006 compensation, the payout of each particular element of performance-based pay was based on the fact that actual performance exceeded the performance goal and that is disclosed in the proxy statement.
          Other than as explained in this response, the Compensation Committee does not look at other elements of compensation (e.g., gains on prior equity awards) in establishing other elements of compensation (e.g., health care benefits). If the Committee does, in the future, consider other factors determining compensation elements based on other elements, we will disclose that in future proxy statements.
Compensation Discussion and Analysis, page 24
3.	Your disclosure indicates that you set compensation goals, such as the performance metrics for the annual incentive, for the current fiscal year in the early part of each year. Please disclose these items of company performance and how your incentive awards are specifically structured around the applicable performance goals. See Item (b)(2)(v) and Instruction 2 to Item 402(b). Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.
          We respectfully contend that Item 402(b)(2) does not require that Schering-Plough disclose the performance metric for current fiscal year. Instruction 2 to Item 402(b) states:
[t]he Compensation Disclosure and Analysis should also cover actions regarding executive compensation that were taken after the registrant’s last fiscal year end. Actions that should be addressed might include, as examples only, the adoption or implementation or new or modified programs and policies or specific decision that were made or steps that were taken that could affect a fair understanding of the named executive officer’s compensation for the last fiscal year. [emphasis added]
          Instruction 2 clarifies that performance measures for the current fiscal year would only be required in the case where it is necessary for an understanding for the compensation awarded in the last fiscal year. We believe that the current year’s goals (for the 2007 annual incentive as well as for other performance-based elements of compensation where the goals were established in 2007) are not necessary for an investor to understand the compensation awarded last year.
          We note that our circumstances noted above are unlike a situation where performance metrics would be radically different in the following fiscal year due to a new plan or program where the new compensation structure would be material to an investor’s fair understanding of executive compensation for the last fiscal year. In
Schering-Plough’s case, the performance metrics for 2007 are not radically different from those that related to 2006 compensation and as a result are not, in our view, likely to affect an investor’s fair understanding of the NEO’s compensation for the last fiscal year.
          Further, we believe we have included the disclosure required by Item 402(b)(2)(v) in our 2007 proxy statement. We provided the performance goal for each performance-based element of pay that was paid out in 2006 or determined by reference to performance periods ending in 2006. For example, under our annual incentive plan, we specifically disclose the performance goals for each NEO to receive a maximum payout: 14% adjusted sales growth and $0.73 consolidated earnings per share from operations for maximum payout (page 29 in the section titled Sales and Earnings Per Share under Annual Incentive). We also specifically disclosed actual performance on pages 25 and 29.
Compensation Discussion and Analysis, page 24
4.	The Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. In this regard, we note the significant disparities in Mr. Hassan’s salary, the amounts paid to him as non-equity incentive plan compensation, and the option award made on May 19, 2006. Given these disparities, please include a more detailed discussion of how and why the compensation and awards granted to your chief executive officer differ in all material respects from the compensation and awards granted to the other named executive officers. If policies or decisions relating to a named executive officer are materially different than those applicable to the other officers, this should be discussed on an individualized basis. Refer to Section II.B.1 of Commission Release No. 33-8732A.
          The role of the CEO is substantial at most U.S. companies and this is especially so at Schering-Plough. As disclosed in the section titled Historical Information About Management and Compensation:
•	Schering-Plough faced serious business, legal and regulatory challenges;

•	The Board recruited Mr. Hassan based on his deep experience in the pharmaceutical industry and with driving turnarounds and transformations;

•	Mr. Hassan’s personal reputation allowed Schering-Plough to recruit Mr. Bertolini, Ms. Cox, Dr. Koestler and Mr. Sabatino, each with deep experience and each a key member of the Executive Management Team.

          As noted in our response to comment 1 above, the new management team as a whole and individually accomplished significant performance during 2006.
          Mr. Hassan’s compensation in 2006 was higher than the other NEOs because his role as the CEO and Chairman was, and continues to be, fundamental to strategically directing the turnaround and leading the financial, operating and cultural direction of Schering-Plough. Mr. Hassan is the only NEO with prior experience as a Chairman or CEO. He is the only NEO with significant experience leading other global pharmaceutical companies and other turnarounds and transformations in research-based global pharmaceutical companies. The Compensation Committee also determined that his performance in 2006 exceeded expectations. His experience and details of his accomplishments in 2006 are discussed on pages 34 and 35 of the proxy statement. In future filings, we will include a statement that this experience and accomplishments account for the differences in his pay level, as compared to the other NEOs.
          The disparities in the compensation and awards granted to our other NEOs in 2006 did not result from the application of different policies to individual NEOs, but primarily from differences in roles, levels of responsibility or seniority. We do not believe that further information about the disparities are material to an investor’s understanding of executive compensation for the last fiscal year. Accordingly, we do not think addition disclosure is necessary or would be appropriate.
Compensation Discussion and Analysis, page 24
5.	We note from your disclosure under “Narrative Information Relating to Summary Compensation Table and Grants of Plan-Based Awards Table” that the annual incentive opportunity is based on the competitive pay practices of your Peer Group, in the case of your chief executive officer, and, in the case of your other named executive officers, an established percentage of each officer’s base salary, ranging from 60% to 80%. Please provide discussion and analysis as to the reasons why the targeted amounts of annual incentive compensation vary among your named executive officers.
          All relevant information — including competitive pay information, the executive’s role, the responsibilities of a particular position, and an individual executive’s experience and marketability — are taken into account when negotiating the incentive opportunity provided in a particular NEO’s contract. The level of the annual incentive has been intensely negotiated in each NEO contract. Among the factors that account for the different percentage opportunities provided to different executives are an individual NEO’s experience, his or her marketability, the need for an executive with particular expertise and the fierce competition for executives with deep pharmaceutical experience.
          In all cases, the Compensation Committee authorizes negotiation with an executive within a specified range. In Mr. Hassan’s case, the negotiations were conducted by an outside director and outside counsel. In the case of the other named executives, the negotiations were conducted by management. After the negotiations concluded, the final compensation package, including the level of annual incentive opportunity, were approved by the Compensation Committee.
Target Total Direct Compensation Opportunity, page 26
6.	We note your disclosure that you have set the total compensation opportunity at the 75th (or higher) percentile compared to your Peer Group. Please disclose the actual percentiles for total compensation, and each benchmarked element of compensation. This disclosure should include a discussion of where you target each element of compensation against your Peer Group and where actual payments fell within the targeted parameters. To the extent actual compensation was outside of a targeted percentile range, please provide discussion and analysis as to why such compensation elements fell outside of the targeted parameters.
          The total compensation opportunity is set to pay at or above the 75th percentile compared to the Peer Group for superior performance and well below the median for lesser performance. This is disclosed on page 24, page 26 (under Total Compensation Philosophy) and page 36 (under the Committee’s Objectives in Designing the Compensation System) of the 2007 proxy statement.
          Due to a lag in the availability of the data, such information about actual compensation was not available in time to include in the proxy statement. Until this year (under the new rules regarding executive compensation disclosures), some details about certain of the compensation instruments were not readily available. And, further analysis and adjustment is still necessary in comparing the long-term elements of compensation, because, for example, long-term award performance periods are not synchronized among the peers and different instruments are used. The Compensation Committee’s compensation consultant reviews data about the actual percentiles of total compensation against peers when it becomes available. That data, along with other relevant information, is considered by the Compensation Committee as it applies its judgment to compensation decisions with the intent of producing the best expected impact on Schering-Plough’s long-term value.
          When available, the data is considered along with all other relevant data in setting future opportunities.
          Once an opportunity has been established and the performance goals are set for a performance-based element of compensation, where total payout falls compared to peers has not been relevant to payout, only actual performance has been relevant to payout. We will make this clearer in future proxy statements.
Equity and Other Long-Term Elements of Compensation, page 30
7.	Please expand your disclosure to include analysis of how the committee determined actual payouts under the 2006 Stock Incentive Plan. Although we note disclosure in the second full paragraph on pages 30 and 31 that addresses general matters relating to forms of compensation, please include disclosure that not only sets forth the amount of equity awarded under the Plan but also provides substantive analysis and insight into how the committee determined the payout amounts. Please also provide a reasonably complete description of the specific factors considered by the Committee in ultimately approving particular pieces of each named executive officer’s compensation package and describe the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.
          In determining grant levels, the Compensation Committee considers levels of sustained past performance, performance potential, retention risk and the value of this element needed to keep the total compensation opportunity level competitive and consistent with the compensation philosophy.
          The amount of all equity granted under the 2006 Stock Incentive Plan is included in the Grants of Plan-Based Awards Table and/or the Outstanding Equity Awards Table.
          For performance-based equity awards under the 2006 Stock Incentive Plan (or a predecessor plan) that were earned in 2006 (performance-contingent stock options and performance-contingent deferred stock awards), the performance goal and the actual performance are discussed on page 30. The actual results are also illustrated in the chart on page 25. The Compensation Committee set the performance goal to encourage progress on the strategic Action Agenda that would build sales and earnings per share growth. The performance goal for maximum performance was exceeded. Based on that performance, the Compensation Committee determined to pay out the awards at the maximum level.
Potential Payments Upon Termination or Change of Control, page 48
8.	Please discuss in Compensation Discussion and Analysis how the arrangements described in this section fit into your overall compensation objectives and strategy and affect the decisions you made regarding other compensation elements.
          There has been much consolidation in the U.S. pharmaceutical industry, particularly among mid-size companies. For example, recent years consolidation activity included, Upjohn merged with Pharmacia, Monsanto merged with Pharmacia and Upjohn, Warner Lambert was acquired by Pfizer, Pharmacia was acquired by Pfizer, and Squibb was acquired by Bristol-Myers. As a result, except at the very largest companies where the practical risk of a takeover is small, it is difficult to attract or retain talented executives without comprehensive change of control and severance protection.
          Given the serious business, legal and regulatory challenges that Schering-Plough faced earlier this decade, and the relative size of Schering-Plough compared to the other U.S. research-based pharmaceutical companies, it would not have been possible to attract the top executive team if Schering-Plough had not provided competitive compensation packages, including change of control and severance benefits. The executive team has overcome these challenges from the past and produced growth in sales and earnings as is more fully discussed in the Compensation Discussion and Analysis and the Historical Information About Management and Compensation. Further, as we continue to recruit additional executives, to attract top players it is still necessary to provide these benefits due to concerns about Schering-Plough’s smaller size compared to some larger companies.
          The levels of change of control severance benefits are determined by reference to all relevant information, including competitive data. Under current practice, the Compensation Committee’s compensation consultant would be asked to provide such data.
          The decisions regarding change of control and severance benefits are integrated to the compensation objectives to attract and retain management team objectives to attract and retain a management team that will continue to deliver excellent performance. The objective is included on page 26 of the 2007 proxy statement.
Potential Payments Upon Termination or Change of Control, page 48
9.	We note that the lump sum cash severance payments range from two to three times the sum of the applicable executive’s base salary and annual incentive compensation, and that the period of time in which the executive has access to medical and other welfare benefits ranges from two or three year periods. Please discuss and analyze how these ranges and periods were negotiated and how and why the two or three year periods were agreed to by the company and why they vary among the named executive officers.
          All relevant information — including competitive pay information, the executive’s role, the responsibilities of a particular position, and an individual executive’s experience and marketability — are taken into account when negotiating the level of these potential payments in a particular NEO’s contract. These factors are different for each NEO. These provisions are typically subject to intense negotiation. Among the factors that account for the different percentage opportunities provided to different executives are an individual NEO’s experience, his or her marketability, the need for an executive with particular experience and the fierce competition for executives with deep pharmaceutical experience. The process for negotiating and approving a contract are described in our response to comment 5 above.
In future proxy filings, we will clarify and specify our disclosures as stated above. We acknowledge that: (1) Schering-Plough Corporation is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) Schering-Plough Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or require additional information, please call me at (908) 298-7175 or Susan Ellen Wolf, Corporate Secretary, at (908) 298-7354.
Sincerely,
/s/ Grace K. Lee
Senior Counsel and Deputy Secretary

cc:	Hans Becherer, Compensation Committee Chair Fred Hassan, Chairman and CEO Ira Kay, consultant to the Compensation Committee Susan Ellen Wolf, Corporate Secretary